Exhibit 21.1

Subsidiaries of SemiLEDs Corporation

Name	Jurisdiction of Incorporation	Percentage Ownership

SemiLEDs Optoelectronics Co., Ltd.	Taiwan	100%

Helios Crew Corporation	Delaware	100%

Xurui Guangdian Co., Ltd.	People’s Republic of China	49%

Silicon Base Development, Inc.	Taiwan	100%

SS Optoelectronics Co., Ltd.	Taiwan	49%

SILQ (Malaysia) Sdn. Bhd.	Malaysia	50%